Exhibit 99.3

Kingold Jewelry Reports Financial Results For The Fourth Quarter and Year
Ended December 31, 2017

Company to Hold Conference Call with Accompanying Slide Presentation at 8:30 a.m. ET on March 16, 2018

WUHAN CITY, China, March 15, 2018 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its financial results for the fourth quarter and year ended December 31, 2017.

2017 Financial and Operating Highlights (all results are compared to prior year)

•	Net sales were $2.01 billion, increased by 41% from $1.42 billion; the increase was mainly due to an increase in the total sales volume.
•	Processed a total of 103.4 metric tons [one metric ton = 35,274 ounces] of 24-karat gold products in 2017, an increase of 37.2% compared to 75.3 metric tons. This result exceeded the Company’s previously announced estimate of between 80 metric tons and 90 metric tons.
•	Gross profit increased by 37% to $199.9 million from $146.4 million.
•	Gross margin was 9.9% compared to 10.3%.
•	Net income was $26.2 million, or $0.39 per diluted share, compared to $92.9 million, or $1.40 per diluted share.
•	Book value per diluted share was $5.87 at December 31, 2017 compared to $4.26 at December 31, 2016.

2017 Fourth Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were $657.1 million, compared to $357.6 million.
•	Processed a total of 31.2 metric tons of 24-karat gold products, compared to 19.7 metric tons.
•	Net income was $10.5 million, or $0.16 per diluted share, compared to $42.0 million, or $0.63 per diluted share.

Outlook for 2018

•	The Company expects to process between 100 metric tons and 110 metric tons of 24-karat gold products in 2018.

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “Kingold delivered strong operating results and achieved a record gold processing volume for the year 2017 based on continuous expansion to meet the market’s increasing demand for 24-karat gold products. Kingold is determined to achieve further strategic expansion in China’s gold industry and will continue to explore gold investment as a major component of Kingold’s overall strategic development. We have leveraged the investment in gold in addition to purchasing gold to increase production and benefitted from rapid expansion, despite encountering challenges of a higher interest rate environment and a growing overall loan amount. As we are committed to becoming a more prominent player in China’s gold industry, we expect to make timely adjustments in our investment and operation strategies in response to market changes to maintain our industry leading position and stay competitive.”

2017 OPERATIONAL REVIEW

Metric Tons of Gold Sales

	Three Months Ended:
	December 31, 2017		December 31, 2016
	Volume	% of Total	Volume	% of Total
Branded*	16.8	53.8%	9.9	50.3%
Customized**	14.4	46.2%	9.8	49.7%
Total	31.2	100.0%	19.7	100%

	Year Ended:
	December 31, 2017		December 31, 2016
	Volume	% of Total	Volume	% of Total
Branded*	51.5	49.8%	38.5	51.1%
Customized**	51.9	50.2%	36.9	48.9%
Total	103.4	100.0%	75.4	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

Exhibit 99.3

For the three months ended December 31, 2017, the Company processed a total of 31.2 metric tons of gold, of which branded production was 16.8 metric tons, representing 53.8% of total gold processed, and customized production was 14.4 metric tons, representing 46.2% of total gold processed in the fourth quarter of 2017. In the fourth quarter of 2016, the Company processed a total of 19.7 metric tons, of which branded production was 9.9 metric tons, or 50.3% of the total gold processed, and customized production was 9.8 metric tons, or 49.7% of total gold processed.

For the year ended December 31, 2017, Kingold processed a total of 103.4 metric tons of gold, of which branded production was 51.5 metric tons, or 49.8% of total gold processed, and customized production was 51.9 metric tons, or 50.2% of total gold processed. In 2016, the Company processed a total of 75.4 metric tons of gold, of which branded production was 38.5 metric tons, or 51.1% of the total, and customized production was 36.9 metric tons, or 48.9% of the total.

2017 FINANCIAL REVIEW

Net Sales

Net sales for the three months ended December 31, 2017 was $657.1 million, representing an increase of $299.5 million, or 83.8%, from $357.6 million for the same period in 2016.

Net sales for the year ended December 31, 2017 was $2,009.7 million, an increase of 41% from the $1,420.6 million reported in the year of 2016. The increase in net sales was primarily driven by increase in total sales volume from 75.3 metric tons in 2016 to 103.4 metric tons in 2017, the increase in the average unit selling price for branded production from RMB 241.33 per gram in 2016 to RMB 257.20 per gram in 2017, as well as the increase in average unit selling price for customized production increased from RMB 4.26 per gram in 2016 to RMB 6.38 per gram in 2017.

Gross Profit

Gross profit for the three months ended December 31, 2017 was $56.4 million, compared to $21.4 million for the same period in 2016.

Gross profit was $199.9 million for the year ended December 31, 2017, compared to $146.4 million for year of 2016. The increase in gross profit was due to the increase in total sales volume from 75.3 metric tons in 2016 to 103.4 metric tons in 2017, and the increase in unit selling prices.

Gross Margin

The Company’s gross margin was 8.6% for the three months ended December 31, 2017, compared to 6.0% in the prior year period.

The Company’s gross margin for the year ended December 31, 2017 was 9.9%, compared to 10.3% in the prior year period. The slight decrease was due to higher proportional increase in unit cost than unit price for the branded production sales.

Net Income

Net income for the three months ended December 31, 2017 was $10.5 million, or $0.16 per diluted share based on 66.8 million weighted average diluted shares outstanding, compared to net income of $42.0 million in the prior year period, or $0.63 per diluted share based on 66.5 million weighted average diluted shares outstanding in the prior-year period.

Net income for the year ended December 31, 2017 was $26.2 million, or $0.39 per diluted share based on 66.5 million weighted average diluted shares outstanding, compared to net income of $92.9 million in the prior year, or $1.40 per diluted share based on 66.3 million weighted average diluted shares outstanding, in the prior-year. The decrease was mainly due to one-time sales gain on sale of Jewelry Park of 63.2 million in 2016, and increase in interest expenses in 2017.

Balance Sheet and Cash flow

(in millions except for percentages)	12/31/2017	12/31/2016	% Changed
Cash	$5.0	$21.3	(76.5)%
Inventories (gold)	$135	$119.4	13.1%
Working Capital	$768.3	$459.9	67.1%
Stockholders’ Equity	$390.2	$282.5	38.1%

Exhibit 99.3

Net cash used in operating activities was $25.7 million for the year ended December 31, 2017, compared with net cash provided by operating activities of $74 million for the year of 2016. The change was mainly due to the decrease in net income, increase in value added tax recoverable of $60.2 million, increase in inventories of $7.3 million for the increased production to meet sales demand, offset by the increase in other payable and accrued expense of $4.1 million and increase in income tax payable of $4.7 million.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include the Company’s purchases of gold and income taxes. The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and the other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials (principally gold). These fluctuations could cause net cash from operating activities to decrease, even if the net income grows as the Company continues to expand. Although the Company expects that net cash from operating activities will increase over the long term, but cannot predict how these fluctuations will affect Kingold’s cash flow in any particular accounting period.

OUTLOOK FOR 2018

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company believes that its gold sales are expected to be between 100 metric tons and 110 metric tons during 2018. This guidance is based solely on current projected, organic growth.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on March 16, 2018, at 8:30 a.m. ET. The dial-in numbers are:

Live Participant Dial In (Toll Free): 877-407-9038

Live Participant Dial In (International): 201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: http://kingoldjewelry.equisolvewebcast.com/q4-2017. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of high quality 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells its products both directly to retailers and through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward -looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2018 outlook for gold processing and investment. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

COMPANY CONTACT

Kingold Jewelry, Inc. Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Senior Associate Phone: +86-10-6587-6435 kyao@equityny.com

Exhibit 99.3

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN US DOLLARS)

UNAUDITED

	For the three months ended December 31,
	2017	2016
NET SALES	$657,065,727	$357,629,226
COST OF SALES
Cost of sales	(600,235,997)	(335,902,864)
Depreciation	(387,406)	(339,923)
Total cost of sales	(600,623,403)	(336,242,787)

GROSS PROFIT	56,442,324	21,386,439

OPERATING EXPENSES
Selling, general and administrative expenses	2,897,969	3,927,958
Stock compensation expenses	5,364	206,878
Depreciation	77,185	122,601
Amortization	2,858	2,762
Total operating expenses	2,983,376	4,260,199

INCOME FROM OPERATIONS	53,458,948	17,126,240

OTHER INCOME (EXPENSES)
Gain on sale of Jewelry Park	-	63,212,496
Other income	484	102,061
Interest income	427,048	722,309
Interest expense, including $10,958,016, $7,479,382 and
$490,870 of amortization of financing costs for the years ended December 31, 2017, 2016 and 2015	(39,790,115)	(23,822,407)
Total other expenses, net	(39,362,583)	40,214,459

INCOME FROM OPERATIONS BEFORE TAXES	14,096,365	57,340,699

INCOME TAX PROVISION (BENEFIT)
Current	4,682,155	(3,835,896)
Deferred	(1,063,593)	19,225,405
Total income tax provision	3,618,562	15,389,509

NET INCOME	10,477,803	41,951,190
Less: net loss attribute to the noncontrolling interest	-	(4,585)

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$10,477,803	$41,955,775

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) related to investments in gold, net of tax	$(17,285,438)	$(113,309,767)
Total foreign currency translation gain (loss)	9,934,925	(13,467,727)
Less: foreign currency translation gain (loss) attributable to noncontrolling interest	-	(6,069)
Total Other comprehensive income (loss) attributable to KINGOLD JEWELRY, INC.	$(7,350,513)	$(126,771,425)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common stockholders	$3,127,290	$(84,815,650)
Non-controlling interest	-	(10,654)
Total	$3,127,290	$(84,826,304)

Earnings per share
Basic	$0.16	$0.64
Diluted	$0.16	$0.63

Weighted average number of shares
Basic	66,113,502	66,018,867
Diluted	66,773,097	66,470,631

Exhibit 99.3

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN US DOLLARS)

	For the years ended December 31,
	2017	2016	2015
NET SALES	$2,009,732,643	$1,420,624,970	$1,000,161,294
COST OF SALES
Cost of sales	(1,808,612,014)	(1,273,041,387)	(960,562,184)
Depreciation	(1,193,453)	(1,208,998)	(1,284,170)
Total cost of sales	(1,809,805,467)	(1,274,250,385)	(961,846,354)

GROSS PROFIT	199,927,176	146,374,585	38,314,940

OPERATING EXPENSES
Selling, general and administrative expenses	13,444,222	11,985,807	7,685,840
Stock compensation expenses	33,014	240,306	530,542
Depreciation	444,297	194,690	104,219
Amortization	11,188	11,379	12,137
Total operating expenses	13,932,721	12,432,182	8,332,738

INCOME FROM OPERATIONS	185,994,455	133,942,403	29,982,202

OTHER INCOME (EXPENSES)
Gain on sale of Jewelry Park	-	63,212,496	-
Other income	66,642	26,443	20,689
Interest income	2,251,972	2,904,781	208,061
Interest expense, including $10,958,016, $7,479,382 and $490,870 of amortization of financing costs for the years ended December 31, 2017, 2016 and 2015	(152,945,558)	(74,555,096)	(2,310,451)
Total other expenses, net	(150,626,944)	(8,411,376)	(2,081,701)

INCOME FROM OPERATIONS BEFORE TAXES	35,367,511	125,531,027	27,900,501

INCOME TAX PROVISION (BENEFIT)
Current	17,678,757	33,055,811	4,488,815
Deferred	(8,503,898)	(428,101)	1,849,910
Total income tax provision	9,174,859	32,627,710	6,338,725

NET INCOME	26,192,652	92,903,317	21,561,776
Less: net loss attribute to the noncontrolling interest	-	(6,495)	(296)

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$26,192,652	$92,909,812	$21,562,072

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) related to investments in gold, net of tax	$58,650,446	$(54,789,485)	$-
Total foreign currency translation gain (loss)	22,752,426	(21,461,689)	(14,740,716)
Less: foreign currency translation gain (loss) attributable to noncontrolling interest	-	(4,222)	4,251
Total Other comprehensive income (loss) attributable to KINGOLD JEWELRY, INC.	$81,402,872	$(76,246,952)	$(14,744,967)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common stockholders	$107,595,524	$16,662,860	$6,817,105
Non-controlling interest	-	(10,717)	3,955
Total	$107,595,524	$16,652,143	$6,821,060

Earnings per share
Basic	$0.40	$1.41	$0.33
Diluted	$0.39	$1.40	$0.33

Weighted average number of shares
Basic	66,050,498	65,991,487	65,963,502
Diluted	66,472,046	66,337,129	65,963,502

Exhibit 99.3

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31,	December 31,
	2017	2016

ASSETS

Cash	$4,997,125	$21,333,193
Restricted cash	5,534,551	52,786,257
Account receivable	768,167	670,878
Inventories	135,042,713	119,435,595
Investment in gold	1,562,943,153	281,895,403
Other current assets and prepaid expenses	100,592	698,217
Prepaid income tax	-	3,330,468
Value added tax recoverable	353,732,758	272,835,051
Total current assets	2,063,119,059	752,985,062
PROPERTY AND EQUIPMENT, NET	7,299,643	7,224,698
OTHER ASSETS
Restricted cash	7,392,721	7,558,173
Investment in gold	957,124,267	1,493,938,551
Other assets	302,072	283,003
Deferred income tax assets	6,677,675	-
Land use right	429,915	413,662
Total long-term assets	979,226,293	1,509,418,087
TOTAL ASSETS	$3,042,345,352	$2,262,403,149

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Short term loans	$962,101,746	$234,691,670
Third parties loans	-	28,798,526
Gold leases payable - Bank	-	7,167,391
Other payables and accrued expenses	18,913,863	13,716,472
Related party loan	307,389,647	-
Due to related party	2,630,301	7,223,321
Income tax payable	1,208,742	-
Other taxes payable	2,615,463	1,518,731
Total current liabilities	1,294,859,762	293,116,111
Deferred income tax liability	-	1,249,622
Related party loans	567,843,066	460,776,408
Long term loans	789,410,137	1,224,770,721
TOTAL LIABILITIES	$2,652,112,965	$1,979,912,862
COMMITMENTS AND CONTINGENCIES
EUIITY
Preferred stock, $0.001 par value, 500.000 shares authorized, none issued or outstanding as of December 31, 2017 and 2016	-	-

Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 and 66,018,867 shares issued and outstanding as of December 31, 2017 and December 31, 2016	66,113	66,018
Additional paid-in capital	80,377,449	80,230,968
Retained earnings
Unappropriated	303,666,611	277,473,959
Appropriated	967,543	967,543
Accumulated other comprehensive income (deficit)	5,154,671	(76,248,201)
Total Equity	390,232,387	282,490,287

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,042,345,352	$2,262,403,149

Exhibit 99.3

KINGOLD JEWELRY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$26,192,652	$92,903,317	$21,561,776
Adjustments to reconcile net income to cash used in operating activities:
Depreciation	1,637,750	1,403,688	1,388,389
Amortization of intangible assets	11,188	11,379	12,137
Share based compensation for services	33,014	44,572	530,542
Warrants and shares issued for consulting services	-	195,734	-
Amortization of deferred financing costs included in interest expense	10,958,016	7,479,382	490,870
Gain on sale of Jewelry Park		(63,212,496)
Gain on deconsolidation of subsidiaries		(7,933)
Deferred tax provision (benefit)	(7,683,962)	(428,101)	1,849,910
Changes in operating assets and liabilities (Increase) decrease in:
Accounts receivable	(50,154)	885,824	(1,196,167)
Inventories	(7,279,205)	173,787,168	(101,320,758)
Other current assets and prepaid expenses	620,730	216,904	(1,032,953)
Value added tax recoverable	(60,195,642)	(270,013,201)	(11,739,723)
Increase (decrease) in:
Other payables and accrued expenses	4,143,958	8,081,669	3,634,673
Customer deposits	185,434	(21,673,364)	23,118,418
Income tax payable	4,718,786	(4,575,428)	201,484
Other taxes payable	957,521	893,665	(27,126)
Net cash used in operating activities	(25,749,914)	(74,007,221)	(62,528,528)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,241,172)	(1,507,696)	(67,190)
Investment in gold	(551,958,950)	(1,913,474,159)	-
Proceeds from disposal of subsidiaries	-	82,780	-
Long term investment	-	(143,993)	-
Construction payable - Jewelry Park	-	-	24,884,408
Proceed from sale of Jewelry Park	-	171,580,801	-
Construction costs related to Jewelry Park	-	(19,415,722)	(52,775,958)
Net cash used in investing activities	(553,200,122)	(1,762,877,989)	(27,958,740)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from minority interest for capital registration	-	-	69,319
Proceeds from other loans - short term	170,341,868	249,695,218	89,904,958
Repayments of other loans - short term	(304,869,025)	(54,183,411)	(48,139,288)
Proceeds from other loans - long term	319,668,492	1,285,200,403	64,217,827
Repayments of other loans - long term	-	(30,252,404)	-
Payment of loan origination fees	(9,572,415)	(15,720,998)	-
Proceeds from third parties loans	-	37,627,369	-
Repayment of third parties loans	(29,598,934)	(7,525,474)	-
Restricted cash	49,573,775	(37,037,105)	(13,177,515)
(Repayment of) borrowings from related party	(4,738,508)	7,282,931	200,015
Proceeds from related parties loans - short term	295,989,344	150,509,475	-
Proceeds from related parties loans - long term	821,370,431	481,630,318	-
Repayment of related parties loans	(748,170,175)	(150,509,475)	-
Repayment of debt financing instruments under private placement	-	(60,203,790)	-
Deferred financing costs on debt payable	-	-	(642,178)
Net proceeds from exercise of warrants	113,562	-	-
Net cash provided by financing activities	560,108,415	1,856,513,057	92,433,138
EFFECT OF EXCHANGE RATES ON CASH	2,505,553	(1,395,223)	(176,959)
NET INCREASE (DECREASE) IN CASH	(16,336,068)	18,232,624	1,768,911
CASH, BEGINNING OF YEAR	21,333,193	3,100,569	1,331,658
CASH, END OF YEAR	$4,997,125	$21,333,193	$3,100,569

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$128,823,958	$60,312,949	$2,197,249
Cash paid for income tax	$13,091,812	$37,631,297	$4,488,815

NON-CASH INVESTING AND FINANCING ACTIVITIES
Assets settled related to Jewelry Park due to sale	$-	$9,029,085	$-
Payables settled related to Jewelry Park due to sale	$-	$206,348,490	$-
Gold leased from bank	$-	$7,491,775	$
Investments in gold obtained in a lease from a related party	$133,721,408	$562,936,695	$-
Investments in gold transferred to inventories	$417,937,474	$-	$-
Unrealized gain on investments in gold	$58,650,446	$(54,789,485)	$-